July 27, 2020

Dear Shareholder:

The Board of Trustees (the "Board") of Forum Funds (the "Trust") has called a special meeting (the "Special Meeting") of the shareholders of Absolute Strategies Fund (the "Strategies Fund"), Absolute Capital Opportunities Fund (the "Opportunities Fund") and Absolute Convertible Arbitrage Fund (the "Arbitrage Fund", and together with the Strategies Fund and the Opportunities Fund, the "Funds"), each a series of the Trust, to approve a new investment advisory agreement for the Funds (the "New Agreement") between the Trust and Absolute Investment Advisers LLC ("Absolute"). The Special Meeting is scheduled to be held on September 25, 2020 at 10:00 a.m. Eastern Time.

Until June 30, 2020, Absolute served as the investment adviser to the Funds pursuant to investment advisory agreements dated May 5, 2005 (with respect to the Strategies Fund) and June 12, 2015, as amended (with respect to the Opportunities Fund and Arbitrage Fund) (together, the "Original Agreements"). In March 2020, Absolute informed the Board that it was considering redeeming the interests of two of its managing members who were no longer engaged in the day-to-day operation of the firm (the "Transaction") and that such Transaction, upon its completion (the "Closing") was expected to result in a change in control of Absolute which, as a result, would cause the assignment and automatic termination of the Original Agreements.

The Closing occurred as of the close of business on June 30, 2020. To provide for continuity of management, at a meeting held on June 23, 2020, the Board terminated the Original Agreements, effective immediately prior to the Closing, and appointed Absolute as each Fund's investment adviser pursuant to an interim investment advisory agreement between the Trust and Absolute (the "Interim Agreement"), which became effective immediately upon the termination of the Original Agreements ("Effective Date"). The Interim Agreement will remain in effect with respect to each Fund until the earlier of (i) 150 days from the Effective Date, and (ii) the date that a Fund's shareholders approve the New Agreement.

At its June 23, 2020 meeting, the Board also unanimously approved, subject to approval by each Fund's shareholders, the New Agreement between the Trust, on behalf of each Fund, and Absolute. Absolute is an SEC-registered investment adviser owned by certain employees of Absolute. Under the New Agreement, the Adviser will continue to manage each of the Funds in the same manner and at the same advisory fee rates payable under the Original Agreements. The Board recommends that you vote **"FOR"** the approval of the New Agreement.

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE BY TELEPHONE OR VIA THE INTERNET. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. THE PROXY IS REVOCABLE AT ANY TIME PRIOR TO THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR VOTE BE RECEIVED NO LATER THAN SEPTEMBER 24, 2020. YOU MAY ALSO VOTE BY TELEPHONE OR INTERNET USING THE INSTRUCTIONS SHOWN ON THE PROXY CARD. IF YOU HAVE ANY QUESTIONS ABOUT THE PROXY STATEMENT, PLEASE DO NOT HESITATE TO CALL OKAPI PARTNERS LLC, OUR PROXY SOLICITATION FIRM, TOLL-FREE AT 888-785-6709.

We appreciate your participation and prompt response and thank you for your continued support of the Funds.

Sincerely,



Jessica Chase
President, Forum Funds


ABSOLUTE STRATEGIES FUND
ABSOLUTE CAPITAL OPPORTUNITIES FUND
ABSOLUTE CONVERTIBLE ARBITRAGE FUND

Three Canal Plaza
Portland, Maine 04101
_____

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

July 27, 2020
_____


To the Shareholders of Absolute Strategies Fund, Absolute Capital Opportunities Fund and Absolute Convertible Arbitrage Fund ("the Funds"):

Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of each Fund, each a series of Forum Funds (the "Trust"), will be held at the offices of the Fund's administrator, Atlantic Fund Administration, LLC (d/b/a Apex Fund Services) ("Apex"), Three Canal Plaza, Suite 600, Portland, Maine 04101, on September 25, 2020, at 10:00 a.m. to vote on the Proposal below.

The purposes of the Special Meeting are:

1. To approve a new Investment Advisory Agreement for the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, and Absolute Strategies Fund between the Trust and Absolute Investment Advisers LLC ("Absolute"); and

2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The Board recommends that you vote "FOR" the Proposal. The Trust's Board of Trustees has fixed the close of business on June 30, 2020 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Please carefully read the accompanying Proxy Statement.


By Order of the Board of Trustees,



Zachary Tackett
Vice President & Secretary, Forum Funds


Portland, Maine
July 27, 2020

YOUR VOTE IS VERY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. IN ORDER TO AVOID THE UNNECESSARY EXPENSE OF FURTHER SOLICITATION, WE URGE YOU TO VOTE EITHER (1) ON THE ENCLOSED PROXY, BY DATING AND SIGNING, AND RETURNING IT PROMPTLY IN THE ENVELOPE PROVIDED, (2) BY CALLING (TOLL FREE), THE TELEPHONE NUMBER ON YOUR PROXY CARD, OR (3) BY LOGGING ONTO THE INTERNET ADDRESS ON YOUR PROXY CARD.

The Funds are sensitive to the health and travel concerns the Funds' shareholders may have and the protocols that federal, state and local governments may impose. Due to the difficulties arising from the coronavirus known as COVID-19, the date, time, location or means of conducting the Special Meeting may change. In the event of such a change, the Funds will announce alternative arrangements for the Special Meeting as promptly as practicable, which may include holding the Special Meeting by means of remote communication, among other steps, but the Funds may not deliver additional soliciting materials to shareholders or otherwise amend the Fund's proxy materials. The Funds plan to announce these changes, if any, at www.absoluteadvisers.com and encourages you to check this website prior to the Special Meeting if you plan to attend.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders to be Held on September 25, 2020, or any Postponement or Adjournment Thereof. This Notice and the Proxy Statement are available on the Internet at www.okapivote.com/Absolute. On this website, you will be able to access the Notice, the Proxy Statement, any accompanying materials and any amendments or supplements to the foregoing materials that are required to be furnished to shareholders.

Information to Help You Understand and Vote on the Proposals

Q: *Why am I receiving these materials?*

A: You are receiving these materials because on June 30, 2020 ("Record Date"), you owned shares of the Absolute Strategies Fund, Absolute Capital Opportunities Fund and/or Absolute Convertible Arbitrage Fund (together the "Funds"). As a shareholder of one or more of the Funds as of the Record Date, you have a right to vote on the proposal to approve a new investment advisory agreement for the Funds (the "Proposal").

Q: *Why am I being asked to vote on the Proposal?*

A: As of the close of business on June 30, 2020, Absolute redeemed the entire ownership interests in Absolute of two former Principals and Managing Members, representing in the aggregate approximately 44% of Absolute's outstanding voting securities (the "Transaction"). The Transaction was expected by Absolute upon its conclusion (the "Closing") to cause a change in control of Absolute within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), and result in the assignment and automatic termination of the original investment advisory agreements between Absolute and the Trust, on behalf of the Funds (the "Original Agreements").

At a meeting held on June 23, 2020, in anticipation of the change in control, and to provide for continuity of management, the Board of Trustees (the "Board") of Forum Funds (the "Trust") terminated the Original Agreements, effective immediately prior to the Closing, and appointed Absolute as the Funds' investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust and Absolute (the "Interim Agreement"), effective immediately after the termination of the Original Agreements (the "Effective Date"). The Interim Agreement will remain in effect with respect to each Fund until the earlier of (i) 150 days from the Effective Date, and (ii) the date that the Fund's shareholders approve a new investment advisory agreement.

The Board also unanimously approved at its June 23, 2020 meeting a new investment advisory agreement between the Trust, on behalf of each Fund, and Absolute (the "New Agreement"), subject to approval by the Fund's shareholders. Pursuant to applicable law, shareholders of each Fund must approve the New Agreement for it to become effective. This proxy statement seeks your approval of the New Agreement for your Fund(s).

Q: *What is the required vote to approve the Proposal?*

A: For each Fund, approval of the New Agreement requires the affirmative vote of the holders of a "majority of the outstanding voting securities" of the Fund, which, for this purpose means the affirmative vote of the lesser of: (a) 67% of the outstanding voting securities of the Fund present at the Special Meeting, if more than 50% of the securities are present or represented by proxy, and (b) more than 50% of the outstanding voting securities of the Fund.

Q: *Will any Fund's sub-adviser or portfolio managers change as a result of the Transaction?*

A: No. No Fund's sub-adviser(s) or portfolio manager(s) will change in connection with the Transaction. In fact, in connection with its approval of the Interim and New Agreements between Absolute and the Trust, the Board also approved interim and new investment subadvisory agreements for each Fund's sub-adviser, pursuant to which the sub-advisers will continue to serve as sub-advisers to the Funds. Each Fund's sub-adviser(s) are as shown in the table below:

Fund	Sub-Adviser
Absolute Strategies Fund	St. James Investment Company, LLC
Absolute Capital Opportunities Fund	Kovitz Investment Group Partners, LLC
Absolute Convertible Arbitrage Fund	Mohican Financial Management, LLC

As a result of Absolute continuing to serve the Funds under the Interim and New Agreements, James P. Compson will continue to be the portfolio manager of each Fund. In addition, as a result of the sub-advisers continuing to serve the Funds under interim and new investment subadvisory agreements that are substantially the same as the Funds' existing subadvisory agreements, Mr. Eric C. Hage, Chief Investment Officer of Mohican Capital Management, LLC, the sub-adviser to the Arbitrage Fund, will continue to serve as co-portfolio manager of the Arbitrage Fund.

Q: *Will the Funds' names change?*

A: No. The Funds' names will continue to be the Absolute Strategies Fund, Absolute Capital Opportunities Fund and Absolute Convertible Arbitrage Fund.

Q: *Will the advisory fee rate payable by any Fund change under the New Agreement?*

A: No. The fee rates payable by each Fund under the New Agreement will be the same as those payable under the Original Agreements and the Interim Agreement. In addition, Absolute has undertaken to continue any fee waiver currently in effect for the Funds until at least August 1, 2021.

Q: *How does the New Agreement differ from the Original Agreements?*

A: The New Agreement is the same as the Original Agreements, other than the effective date.

Q: *What will happen if the New Agreement is not approved?*

A: If shareholders of a Fund do not approve the New Agreement within 150 days from the Effective Date, the New Agreement will not take effect with respect to that Fund and the Board will take such action as it deems in the best interests of that Fund's shareholders, which may include resubmitting the New Agreement to the shareholders of that Fund for approval, making other advisory arrangements, or liquidating the Fund. If the shareholders of one Fund do not approve the New Agreement with respect to that Fund, it will not preclude the New Agreement from taking effect with respect to the other Funds, so long as the New Agreement is approved by each other Fund's shareholders.

Q: *Who will pay the expenses associated with the Proxy Statement?*

A: The Funds will not bear any fees or expenses arising out of the Transaction. Absolute will bear all such costs, fees and expenses, including the costs incurred in connection with submitting this Proxy Statement to shareholders.

Q: *How does the Board recommend that I vote?*

A: After careful consideration, the Board recommends that you vote **"FOR"** the Proposal.

Q: *How do I vote my shares?*

A: Please indicate your voting instructions on the enclosed proxy card, sign and date the card, and return the card by mail in the postage-paid envelope provided. As an alternative to voting by returning the signed and dated proxy card by mail, you may vote by telephone, via the Internet, or in person. To vote by telephone or the Internet, please follow the instructions listed on your proxy card. If you plan to attend the Special Meeting and vote in person, please let us know by calling Okapi Partners LLC (toll-free) at **(888) 778-6709**.

Q: *Who do I contact for additional information?*

A: If you need any assistance, or have any questions reqgarding the Proposal or how to vote your shares, please call Okapi Partners LLC (toll-free) at **888-785-6709**.

PROXY STATEMENT
TABLE OF CONTENTS   **PAGE**

PROXY STATEMENT

ABSOLUTE STRATEGIES FUND
ABSOLUTE CAPITAL OPPORTUNITIES FUND
ABSOLUTE CONVERTIBLE ARBITRAGE FUND

Three Canal Plaza
Portland, Maine 04101
_____

Special Meeting of Shareholders
September 25, 2020
_____

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board") of Forum Funds (the "Trust"), on behalf of Absolute Strategies Fund (the "Strategies Fund"), Absolute Capital Opportunities Fund (the "Opportunities Fund") and the Absolute Convertible Arbitrage Fund (the "Arbitrage Fund", and together with the Strategies Fund and the Opportunities Fund, the "Funds"), each a series of the Trust, to approve a new Investment Advisory Agreement for the Funds (the "New Agreement") between Absolute Investment Advisers LLC ("Absolute") and the Trust (the "Proposal"). The Trust is a registered open-end investment company whose executive offices are located at Three Canal Plaza, Suite 600, Portland, Maine 04101. Voting of Funds shares will occur at a special meeting of shareholders (the "Special Meeting") of the Funds to be held at the offices of the Funds' administrator, Atlantic Fund Administration, LLC (d/b/a Apex Fund Services) ("Apex"), Three Canal Plaza, Suite 600, Portland, Maine 04101, on September 25, 2020, at 10:00 a.m. (Eastern time), or at any postponement or adjournment thereof for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The Notice of Special Meeting of Shareholders, this Proxy Statement and the proxy card are first being mailed to shareholders of the Funds on or about July 27, 2020. Additional copies of this Proxy Statement may be obtained by contacting the Funds at (888) 992-2765. If shareholders received multiple copies of this Proxy Statement at the same address, they may request to receive just one copy of such materials in the future.

The Board has fixed the close of business on June 30, 2020 as the record date (the "Record Date") for the determination of shareholders for each Fund entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof. As of the Record Date, each Fund had the following number of shares outstanding:

Fund	Shares Outstanding
ABSOLUTE STRATEGIES FUND	9,938,656.949
ABSOLUTE CAPITAL OPPORTUNITIES FUND	5,451,478.006
ABSOLUTE CONVERTIBLE ARBITRAGE FUND	16,085,593.034

Each shareholder will be entitled to one vote for each whole Fund share and a fractional vote for each fractional Fund share held as of the Record Date. Shares may be voted in person or by proxy. All properly executed proxies received on or before September 24, 2020, will be counted at the Special Meeting and any postponement or adjournment thereof in accordance with the instructions marked thereon or otherwise provided therein. Proxies that are returned improperly marked, illegible, or submitted without specification will be voted in accordance with the Board's recommendation, which is "**FOR**" the Proposal. Proxies received after September 24, 2020 will be counted only if the Special Meeting is postponed or adjourned.

One-third of the outstanding shares of a Fund as of the Record Date present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting with respect to a Fund. Once a quorum is established, the federal securities laws require that a majority of the outstanding voting securities of a Fund approve the Proposal for it to be effective for that Fund. For this purpose, the federal securities laws define a "majority of the outstanding voting securities" as the affirmative vote of the lesser of (a) 67% of the outstanding shares of the Fund present at the Special Meeting in person or represented by proxy, if the holders of more than 50% of the securities are present in person or represented by proxy at the Special Meeting, and (b) more than 50% of the outstanding shares of the Fund.

As of the Record Date, the Strategies Fund held 22.08% (or 1,203,539 shares) of the Opportunities Fund and 11.83% (or 1,902,956 shares) of the Arbitrage Fund (the "Controlled Shares"). Absolute maintains investment discretion and voting authority over the Controlled Shares and intends to vote the Controlled Shares "FOR" the Proposal.

For purposes of determining the presence of a quorum and counting votes on the Proposal, Fund shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting. Broker non-votes are Fund shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners and other persons entitled to vote and for which the broker lacks discretionary voting authority. Because of how abstentions and broker non-votes are counted for purposes of quorum and approval of the Proposal, abstentions and broker non-votes have the same effect as votes **"AGAINST"** the Proposal. In completing proxies, therefore, shareholders should be aware that checking the box labeled **"ABSTAIN"** will have the same effect as votes **"AGAINST"** the Proposal. **Proxies that are returned improperly marked, illegible, or submitted without specification will be voted "FOR" the Proposal.**

If a quorum is not present at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the Special Meeting may be adjourned to permit further solicitation of proxies with respect to the Proposal. Any adjournment will require the affirmative vote of a majority of shares represented in person or by proxy at the Special Meeting and any adjournment thereof. In that case, shares voted for the Proposal will be voted **"FOR"** such an adjournment, and shares voted against the Proposal will be voted **"AGAINST"** the adjournment. Abstentions and broker non-votes will have the same effect as votes **"AGAINST"** the adjournment. A shareholder vote may be taken on the Proposal prior to any adjournment date, if sufficient shares are present to constitute a quorum and it is otherwise appropriate.

You may vote on the Proposal using one of the following options:

By Mail:	Complete the enclosed proxy card ("Proxy Card") and return it in the postage paid envelope provided.
By Telephone:	Call the toll-free number on your Proxy Card.
By Internet:	Use the Internet address on your Proxy Card.
In Person:	Attend the Special Meeting in person at 10:00 a.m. (Eastern time) on September 25, 2020, at the offices of Apex, Three Canal Plaza, Suite 600, Portland, Maine 04101.

If you plan to vote by mail, you should complete the Proxy Card by:

(1)   Indicating whether you vote "**FOR**", "**AGAINST**", or "**ABSTAIN**" from voting on the Proposal by checking the appropriate box on the Proxy Card;

(2)   Signing and dating the Proxy Card; and

(3)   Returning the Proxy Card in the enclosed postage-paid envelope.

To change your vote, you may send a written notice of revocation to Apex at Three Canal Plaza, Suite 600, Portland, Maine, 04101, or by personally casting a vote at the Special Meeting. The written notice of revocation must:

(1)   Identify you;

(2)   State that as a Fund shareholder, you revoke your prior vote; and

(3)   Indicate your approval, disapproval or abstention from voting with respect to the Proposal.

In addition to the solicitation of proxies by mail, employees of Absolute and any affiliates as well as dealers or their representatives may solicit proxies in person or by mail, telephone, telegraph, facsimile or oral communication. The Funds have retained Okapi Partners, LLC, a proxy solicitation firm, to assist the solicitation and tabulation of proxies. The cost of Okapi's services in connection with the proxy is approximately $25,965. Absolute will bear all of the costs of the Special Meeting and the preparation, printing and mailing of this Proxy Statement, the solicitation of proxies and the tabulation of the Proxy Cards. The Funds will not bear any fees or expenses arising out of the Transaction.

PROPOSAL: **APPROVAL OF INVESTMENT ADVISORY AGREEMENT BETWEEN FORUM FUNDS AND ABSOLUTE INVESTMENT ADVISERS LLC**

Background Information

Until June 30, 2020, Absolute Investment Advisers LLC ("Absolute"), 4 North Street, Suite 2, Hingham, Massachussetts, 02043, served as the investment adviser to the Absolute Strategies Fund (the "Strategies Fund"), Absolute Capital Opportunities Fund (the "Opportunities Fund") and the Absolute Convertible Arbitrage Fund (the "Arbitrage Fund", and together with the Strategies Fund and the Opportunities Fund, the "Funds"), each a series of the Trust, pursuant to investment advisory agreements dated May 5, 2005 (with respect to the Strategies Fund) and June 12, 2015, as amended (with respect to the Opportunities Fund and Arbitrage Fund) (together, the "Original Agreements").

The Original Agreements were approved by the Board of Trustees of the Trust (the "Board") and each Fund's sole initial shareholder prior to the commencement of each Fund's operations. By their terms, the Original Agreements remained in effect for an initial two-year term from the date of their effectiveness and thereafter for successive annual periods, based on such continuance being specifically approved at least annually by the Board or by the vote of a majority of the outstanding voting securities of the Funds and, in either case, by a majority of the Trustees who are not parties to the agreement or interested persons of any such party (other than as Trustees of the Trust) (the "Independent Trustees"). The Board's most recent approval of the continuation of the Original Agreements occurred at an in-person meeting of the Board held for such purpose on December 12, 2019.

Under the terms of the Original Agreements, Absolute received an advisory fee from the Funds at an annual rate equal to 1.60% of the average annual daily net assets of the Strategies Fund, 1.40% of the average annual daily net assets of the Opportunities Fund, and 1.20% of the average annual daily net assets of the Arbitrage Fund. However, Absolute waives its investment advisory fees for any Fund assets invested in other Funds. In addition, Absolute has contractually agreed to waive its fee and/or reimburse Fund expenses to limit the Funds' Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, broker charges, proxy expenses and extraordinary expenses) as set forth below through August 1, 2021 (the "Expense Cap").

Fund	Expense Cap
ABSOLUTE STRATEGIES FUND	1.99%
ABSOLUTE CAPITAL OPPORTUNITIES FUND	1.75%
ABSOLUTE CONVERTIBLE ARBITRAGE FUND	1.40% on assets up to $250 million; 1.20% on total assets once the Fund reaches $250 million in assets.

Each Fund's Expense Cap may only be raised or eliminated with the consent of the Board. Absolute may recoup from a Fund fees waived and expenses reimbursed pursuant to the Expense Cap if such recoupment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Fund (after the recoupment has been taken into account) to exceed the lesser of (i) the then-current expense cap and (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed.

The following table shows the amount of advisory fees paid by each Fund to Absolute under the Original Agreements and the effect of the Fund's Expense Cap on such advisory fees for the fiscal year ended March 31, 2020:

Fund	Gross Advisory Fees Paid to Adviser	Fees Waived and/or Expenses Reimbursed by Adviser under Expense Cap	Net Advisory Fees Retained by Absolute, Prior to Payment of Subadvisory Fees
ABSOLUTE STRATEGIES FUND	$1,284,153	($560,248)	$723,905
ABSOLUTE CAPITAL OPPORTUNITIES FUND	$818,672	($55,095)	$763,577
ABSOLUTE CONVERTIBLE ARBITRAGE FUND	$1,706,762	($157,500)	$1,549,262

Because each Fund is advised by an unaffiliated sub-adviser, as identified in the table below, Absolute also pays such sub-adviser's sub-advisory fee rate out of the net advisory fees reported in the table above pursuant to the sub-advisory agreements ("Original Sub-Advisory Agreements") it has entered into with the sub-advisers. The following table shows the aggregate amount of sub-advisory fees paid by Absolute for each Fund for the fiscal year ended March 31, 2020:

Fund	Sub-Adviser	Subadvisory Fees Paid to Subadviser
ABSOLUTE STRATEGIES FUND	ST. JAMES INVESTMENT COMPANY, LLC	$82,577
ABSOLUTE CAPITAL OPPORTUNITIES FUND	KOVITZ INVESTMENT GROUP PARTNERS, LLC	$374,134
ABSOLUTE CONVERTIBLE ARBITRAGE FUND	MOHICAN FINANCIAL MANAGEMENT, LLC	$774,631

On or about March 26, 2020, Absolute informed the Board that it was considering redeeming the interests of two of its managing members who were no longer engaged in the day-to-day operation of the firm (the "Transaction") and that such Transaction, upon its completion (the "Closing") was expected to result in a change in control of Absolute and cause the assignment and automatic termination of the Original Agreements. The Closing occurred as of the close of business on June 30, 2020.

Applicable law permits a fund to enter into an interim advisory agreement with an adviser to manage a fund in the event of a change of control. An interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while it solicits shareholder approval of a new investment advisory agreement. In anticipation of the change in control resulting from the Transaction, and to provide for continuity of management, at its June 23, 2020 meeting, the Board took several actions. First, the Board terminated the Original Agreements, effective immediately prior to the Closing, and appointed Absolute as the Funds' investment adviser pursuant to an interim investment advisory agreement between the Trust and Absolute (the "Interim Agreement"), effective immediately upon the termination of the Original Agreements ("Effective Date"), which will remain in effect until the earlier of (i) 150 days from the Effective Date, and (ii) the date that a Fund's shareholders approve a new investment advisory agreement for the Fund.

Second, the Board unanimously approved a new investment advisory agreement between the Trust, on behalf of the Funds, and Absolute (the "New Agreement"), subject to approval by each Fund's shareholders. The terms of the New Agreement are substantially the same as those of Original Agreements. In addition, the advisory fee rate payable by each Fund under the New Agreement is the same advisory fee rate payable by it under the Original Agreements.

Third, recognizing that the Original Sub-Advisory Agreements terminated concurrent with the termination of the Original Agreements, the Board took steps to ensure that the sub-advisers could continue to serve as such with respect to the Funds during the terms of the Interim and New Agreements. More specifically, the Board approved interim and new investment sub-advisory agreements ("New Sub-Advisory Agreements") between the sub-advisers and the

Trust, with respect to the Funds. The terms of the New Sub-Advisory Agreements are substantially the same as those of the Original Sub-Advisory Agreements. Furthermore, the sub-advisory fee rates payable by Absolute to each sub-adviser under the New Sub-Advisory Agreements are the same as those paid by it to the sub-adviser under the relevant Original Sub-Advisory Agreement.

Your approval is not being sought for the New Sub-Advisory Agreements. Absolute and the Trust have obtained an exemptive order ("Exemptive Order") from the U.S. Securities and Exchange Commission that permits Absolute, subject to the approval of the Board, to hire, terminate and replace sub-advisers without obtaining shareholder approval. Accordingly, Absolute and the Trust will rely on this Exemptive Order to effectuate the New Sub-Advisory Agreements.

The Board recommends that you vote "**FOR**" the Proposal, approving the New Agreement.

The Interim Agreement

The Interim Agreement was approved by the Board, including the Independent Trustees, at a meeting held on June 23, 2020. The Board, including the Independent Trustees, determined that the scope and quality of services to be provided to the Funds under the Interim Agreement were equivalent to the scope and quality of services provided under the Original Agreements. The terms of the Interim Agreement are substantially the same as those of the Original Agreements, except for the effective date and duration of the Interim Agreement. The Interim Agreement provides for its termination no later than 150 days from the Effective Date, or upon approval of the New Agreement by a Fund's shareholders, whichever is earlier. The Interim Agreement may also be terminated with respect to a Fund at any time, without the payment of any penalty (i) by the Board or by a vote of a majority of the outstanding voting securities of a Fund on 60 days written notice to Absolute or (ii) by Absolute on 60 days written notice to the Trust.

The advisory fee rate payable to Absolute by each Fund under the Interim Agreement is the same as the rate paid by the Fund under its Original Agreements. In addition, each Fund's current Expense Cap arrangement, as detailed above, will be continued under the Interim Agreement.

The New Agreement

At its meeting on June 23, 2020, the Board, including the Independent Trustees, unanimously approved the New Agreement, subject to the approval of each Fund's shareholders. The terms of the New Agreement are substantially the same as those of the Original Agreements. Under the New Agreement, the Trust will engage Absolute, subject to the general oversight of the Board, and Absolute will be responsible for providing and investment program to each Fund and for the investment and reinvestment of the assets of the Funds, including by sub-advisers, as applicable. Under the New Agreement, Absolute may grant day-to-day portfolio management responsibilities with respect to all or a portion of any Fund's assets to sub-advisers, subject to the supervision of Absolute and the oversight of the Board.

The advisory fee rate payable to Absolute by each Fund under the New Agreement is the same as the rate paid by the Fund under its Original Agreements. In addition, each Fund's current Expense Cap arrangement, as detailed above, will be continued under the New Agreement, through at least August 1, 2021.

The New Agreement requires Absolute to, consistent with its fiduciary duty to the Funds, among other things:

(1) make decisions with respect to all purchases and sales of securities and other investment assets of the Funds;

(2) furnish to the Board, which has overall responsibility for the business and affairs of the Trust and the Funds, periodic reports concerning the performance and operation of the Funds;

(3) maintain records relating to the advisory services rendered to the Funds as required to be maintained by the Trust pursuant to applicable law, including records pertaining to Funds transactions and the placing and allocation of brokerage orders; and

(4) provide the Funds' custodian and fund accountant, on each Funds' business day, with information relating to all transactions concerning the Funds' assets.

At its own expense, Absolute may carry out any of its obligations under the New Agreement by employing, subject to the approval of the Board, one or more sub-advisers, provided that Absolute shall at all times retain overall supervisory responsibility for the general management and investment of the Funds' assets.

Consistent with the Original Agreements, the New Agreement permits Absolute to perform investment advisory services for entities other than the Trust and the Funds. The New Agreement, like the Original Agreements, also provides that Absolute will not be liable to the Trust or the Funds for a mistake of judgment or a mistake of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Funds or any of the Funds' shareholders in the absence of bad faith, willful misfeasance or gross negligence in the performance of Absolute's duties or obligations under the New Agreement or by reason of Absolute's reckless disregard of its duties and obligations under the New Agreement. Neither the Trustees nor the shareholders of the Funds are liable for any obligations of the Trust or the Funds under the New Agreement. Under the New Agreement, Absolute agrees that, in asserting any rights or claims thereunder, it will look only to the assets and property of the Trust or the Funds in settlement of such rights or claims and not to the Trustees of the Trust or the shareholders of the Funds.

For each Fund, if the New Agreement with Absolute is approved by the Fund's shareholders, the New Agreement will be effective for that Fund for an initial two-year period and thereafter will continue in effect for successive one-year periods, *provided* that such continuance is approved at least annually by the Board or by a majority vote of the shareholders and, in either case, by a majority of the Independent Trustees. The New Agreement is terminable with respect to a Fund, without penalty, (i) by the Board or by a vote of holders of a majority of the voting securities of a Fund on 60 days written notice to Absolute or (ii) by Absolute on 60 days written notice to the Trust. In addition, the New Agreement may be terminated without notice by the Board if the Board determines, in its discretion and having due regard to the protection of investors, that the services being rendered by Absolute under the New Agreement fail in a material way to provide responsible management to the Funds as reasonably expected from an investment adviser registered under the Investment Advisers Act of 1940, as amended. The New Agreement also provides for automatic termination in the event of its assignment. The New Agreement may be amended or modified only by a written agreement that is properly authorized and executed by the Trust and Absolute, and, if required by the 1940 Act, by vote of the holders of a majority of the outstanding voting securities of the Funds.

The form of New Agreement is attached hereto as Exhibit A. You are urged to review the New Agreement in its entirety.

What is the recommendation of the Board?

Based upon its review, the Board has determined that the Proposal is in the best interests of each Fund. Accordingly, after consideration of such factors and information it considered relevant, the Board, including all Independent Trustees, unanimously approved the Proposal and voted to recommend that the Funds' shareholders vote "**FOR**" the Proposal to approve the New Agreement.

What is the required vote to approve the Proposal?

Approval of the New Agreement requires the affirmative vote of the holders of a "majority of the outstanding voting securities" of each Fund, which, for this purpose means the affirmative vote of the lesser of: (a) 67% of the outstanding voting securities of the Fund present at the Special Meeting, if more than 50% of the securities are present or represented by proxy, and (b) more than 50% of the outstanding voting securities of the Fund.

What happens if shareholders do not approve the Proposal?

If shareholders of a Fund do not approve the New Agreement within 150 days from the Effective Date, the New Agreement will not take effect with respect to that Fund and the Board will take such action as it deems in the best interests of that Fund's shareholders, which may include resubmitting the New Agreement to the shareholders of that Fund for approval, making other advisory arrangements, or liquidating the Fund. If the shareholders of one Fund do not approve the New Agreement with respect to that Fund, it will not preclude the New Agreement from taking effect with respect to the other Funds, so long as the New Agreement is approved by each other Fund's shareholders.

CONSIDERATIONS OF THE BOARD OF TRUSTEES

At its meeting held on June 23, 2020, the Board of Trustees (the "Board") of Forum Funds (the "Trust), including the trustees who are not parties to the agreement or interested persons of any such party (other than as trustees of the Trust) (the "Independent Trustees"), considered the approval of an interim investment advisory agreement and a new investment advisory agreement (together, the "New Agreements") between Absolute Investment Advisers LLC (the "Adviser") and the Trust, on behalf of Absolute Strategies Fund (the "Strategies Fund"), Absolute Capital Opportunities Fund (the "Opportunities Fund") and Absolute Convertible Arbitrage Fund (the "Arbitrage Fund", and together with the Strategies Fund and the Opportunities Fund, the "Funds"). The New Agreements were being considered in connection with the termination of the investment advisory agreements between the Adviser and the Trust dated May 5, 2005 (with respect to the Strategies Fund) and June 12, 2015, as amended (with respect to the Opportunities Fund and Arbitrage Fund) (the "Original Agreements") in connection with the redemption by two owners of their interests in the Adviser (the "Transaction").

In preparation for its deliberations in considering the New Agreements, the Board requested and reviewed written responses from the Adviser to a due diligence questionnaire circulated on the Board's behalf concerning the Adviser's personnel, operations, financial condition, historic performance, and services to be provided to the Funds by the Adviser under the New Agreements. The Board also discussed the materials with Fund counsel and, as necessary, with the Trust's administrator. During its deliberations, the Board received an oral presentation from senior representatives of the Adviser and was assisted by the advice of Trustee counsel.

At the meeting, the Board reviewed, among other matters: (1) the nature, extent and quality of the services expected to be provided to the Funds by the Adviser under the New Agreements, including information on the investment performance of the Funds; (2) the anticipated costs of the services to be provided and projected profitability of the Adviser and its affiliates from the relationship with the Funds, including the contractual expense limitation arrangements for the Funds; (3) the advisory fees to be paid to the Adviser and total expense ratio of the Funds compared to relevant peer groups of funds; (4) the extent to which economies of scale may be realized as the Funds grow and whether the advisory fee structure enables investors to share in the benefits of any economies of scale; and (5) other benefits expected to be received by the Adviser and its affiliates from their relationship with the Funds. In addition, the Board recognized that the evaluation process with respect to the Adviser was an ongoing one and, in this regard, the Board considered information provided by the Adviser, including about subadviser performance, at regularly scheduled meetings during the past year. In that regard, the Board recognized that the Original Agreements, which were substantially the same as the New Agreements, had just recently been renewed at an in-person meeting of the Board held on December 12, 2019 and, in this regard, the Board considered information provided by the Adviser at that time.

The Board considered the following factors and made the following conclusions in considering the approval of the New Agreements:

Nature, Extent and Quality of Services

Based on written materials received from the Adviser and each subadviser, a presentation from senior representatives of the Adviser, and a discussion with the Adviser about the personnel, operations and financial condition of the Adviser, the Board considered the quality of services to be provided by the Adviser under the New Agreements. In this regard, the Board considered information regarding the experience, qualifications and professional background of the portfolio managers and other personnel at the Adviser and the subadvisers with principal responsibility for the Funds' investments; the investment philosophy and decision-making processes of the Adviser; the capability and integrity of the Adviser's senior management and staff; the quality of the Adviser's services with respect to regulatory compliance; and the Adviser's representation regarding its financial condition, including that the firm's financial condition would not impair its ability to provide high-quality advisory services to the Funds. Based on the presentation and the materials provided by the Adviser, among other relevant considerations, the Board concluded that, overall, it was satisfied with the nature, extent and quality of services to be provided to the Funds by the Adviser under the New Agreements.

Performance

In connection with a presentation by the Adviser regarding its approach to managing the Funds, including the Fund's investment objectives and strategies and the Adviser's discussion of the performance of the subadvisers, the Board reviewed the performance of the Funds compared to their respective benchmark indices. The Board observed that the Strategies Fund outperformed its primary benchmark index, the S&P 500 Index, for the one-year period ended March 31, 2020 and underperformed its primary benchmark index for the three-, five-, and 10-year periods ended March 31, 2020, and for the period since the Strategies Fund's inception on July 27, 2005. The Board observed that the Opportunities Fund outperformed its primary benchmark index, the HFRX Equity Hedge Index, for the one- and three-year periods ended March 31, 2020 and for the period since the Opportunities Fund's inception on December 30, 2015. The Board observed that the Arbitrage Fund outperformed its primary benchmark index, the HFRX Fixed Income Convertible Arbitrage Index, for the one-, three-, five-, and 10-year periods ended March 31, 2020 and for the period since the Arbitrage Fund's inception on September 30, 2002, though the Board noted that the Arbitrage Fund's performance for periods prior to August 2017 was that of the Arbitrage Fund's predecessor private fund.

The Board noted the Adviser's representation that it was not the objective of the Funds to outperform specific market indices because the Funds employ unique investment strategies that are intended to seek positive returns over a complete market cycle, including in particular market downturns, irrespective of any benchmark or market performance. The Board also noted the Adviser's representation that the performance of the Strategies Fund tends to deviate from the performance of equity indices, in part, because the Strategies Fund's portfolio is generally comprised of a balance of both long and short positions, unlike its benchmark index and, in part, because the Strategies Fund's investment strategies include a countercyclical component that is designed to outperform the index in declining markets but tends to cause the Strategies Fund to underperform its benchmark index in rising markets. The Board then considered market conditions since 2008 and noted that, during that time, markets have tended to rise.

The Board also considered each Fund's performance relative to a peer group of funds identified by Broadridge Financial Solutions, Inc. ("Broadridge") as having characteristics similar to those of the applicable Fund. The Board observed that the Strategies Fund outperformed the median of its Broadridge peers for the one-year period ended September 30, 2019 and underperformed the median of its Broadridge peers for the three- and five-year periods ended September 30, 2019. The Board noted the Adviser's representation that its unique approach to managing the Strategies Fund made it difficult to identify an appropriate Broadridge peer group, as well as the Adviser's explanation as to why the Broadridge peers did not represent an optimal comparison to the Strategies Fund. The Board observed that the Opportunities Fund performed at the median of its Broadridge peers for the one-year period ended September 30, 2019 and underperformed the median of its Broadridge peers for the three-year periods ended September 30, 2019. The Board also observed that the Arbitrage Fund outperformed the median of its Broadridge peers for the one-year period ended September 30, 2019.

The Board also evaluated the Adviser's assessment of each subadviser's performance, noting that the Adviser had expressed satisfaction with the performance of each subadviser. The Board noted that the Adviser emphasized its responsibility for allocating each Fund's assets among one or more subadvisers on an ongoing basis and its active management of a separate sleeve of the portfolio for the Strategies Fund in order for the Fund to achieve its investment objective.

In light of the above and other relevant considerations, the Board concluded that the Funds and their shareholders could benefit from the Adviser's management of the Funds under the New Agreements.

Compensation

The Board evaluated the Adviser's compensation for providing advisory services to each of the Funds and analyzed comparative information on the actual advisory fee rates and actual total expenses of the relevant Broadridge peer group. The Board observed that the actual advisory fee rate and net expense ratio for each Fund was higher than the median of its respective Broadridge peer group.

The Board considered that the Adviser had imposed contractual expense caps on the total expense ratio for each of the Funds in an effort to ensure that the expenses of the Funds remained competitive. With respect to the Arbitrage Fund, the Board also noted that its contractual advisory fee rate had been reduced, effective January 2, 2020, and that its contractual expense cap had been lowered on November 19, 2019, and January 2, 2020. With respect to the Strategies Fund, the Board noted that the Adviser manages an ETF with an investment objective that is substantially similar to that of the Strategies Fund but pays a lower advisory fee rate and has a lower net expense ratio than the Strategies Fund. The Board noted, however, that the ETF does not employ a multi-manager approach and that, although each Fund currently only has one subadviser, the Adviser is responsible for continually considering the appropriateness of revising the Funds' subadviser line-ups. In addition, the Board observed that the Adviser's role with respect to the ETF differs from its role with respect to the Strategies Fund insofar as the Adviser does not provide a portfolio manager to the ETF, nor does the Adviser actively trade a sleeve of the ETF. The Board also noted the Adviser's representation that the fee compression in the ETF industry required it to accept a lower advisory fee rate for the ETF, even if a higher fee rate would be fair in light of the nature and quality of services it provides to the ETF. Further, with respect to all of the Funds, the Board recognized that the Adviser's fees do not include performance and similar fees paid by hedge funds and other vehicles with which the Funds compete given the hedge fund-like nature of the Funds' strategies. Finally, the Board noted that the Adviser pays each Fund's subadviser out of its advisory fee. Under these circumstances, the Board concluded that it was difficult to make meaningful comparisons between the Funds' actual advisory fee rates and net expense ratios and those of their respective Broadridge peers due to, among other things, variations between the services provided by the Adviser to the Funds and those provided to the Broadridge peer group funds by their advisers.

The Board also recognized that the advisory fee rate under the New Agreements was identical to the advisory fee rate under the Original Agreements, and that the Adviser would continue to contractually agree to waive its fees or reimburse Fund expenses to the extent necessary to keep the total expenses of the Fund at the current level. Based on the foregoing and other applicable considerations, the Board concluded that the advisory fee rates to be charged to the Funds under the New Agreements appeared to be reasonable in light of the nature, extent, and quality of services to be rendered by the Adviser.

Cost of Services and Profitability

The Board considered information provided by the Adviser regarding the costs of services and its profitability with respect to each of the Funds. In this regard, the Board considered the Adviser's resources devoted to each of the Funds as well as the Adviser's discussion of the costs and profitability of its fund activities, including the percentage and amount of the Adviser's fee that the Adviser retained and the percentage and amount of the Adviser's fee that was paid to the subadvisers. Based on these and other applicable considerations, the Board concluded that the Adviser's profits attributable to the management of each of the Funds were reasonable.

Economies of Scale

The Board considered whether the Funds could benefit from economies of scale. In this regard, the Board considered the fee structure, asset size, and expense cap of each of the Funds. The Board considered the Adviser's representation that each of the Funds could potentially benefit from economies of scale as assets grow and noted the establishment of a breakpoint in the expense cap for the Arbitrage Fund on January 2, 2020. The Board also noted that the Strategies Fund's assets had declined over the last year. With respect to the Opportunities Fund, the Board noted the current low relative asset level of the Fund and the reduction in its contractual advisory fee rate and expense cap for the Opportunities Fund in 2018. Based on the foregoing information, and other applicable considerations, the Board determined that the asset levels of the Funds were not consistent with the existence of economies of scale and that economies of scale were not a material factor to consider in approving the continuation of the New Agreements.

Other Benefits

The Board noted the Adviser's representation that, aside from its contractual advisory fees, it does not benefit in a material way from its relationship with the Funds. Based on the foregoing representation, the Board concluded that other benefits received by the Adviser from its relationship with the Funds were not a material factor in approving the New Agreements.

Conclusion

The Board did not identify any single factor as being of paramount importance, and different Trustees may have given different weight to different factors. The Board reviewed a memorandum from Fund counsel discussing the legal standards applicable to its consideration of the New Agreements. Based on its review, including consideration of each of the factors referenced above, the Board determined, in the exercise of its reasonable business judgment, that the advisory arrangement, as outlined in the New Agreements, was fair and reasonable in light of the services to be performed, expenses to be incurred and such other matters as the Board considered relevant.

If shareholders do not approve the New Agreement within 150 days of the Effective Date of the Interim Agreement, the Board will take such action as it deems in the best interests of the Funds' shareholders.

The Board, including the Independent Trustees, recommends that the shareholders of the Funds vote "FOR" the Proposal.

INFORMATION ABOUT ABSOLUTE INVESTMENT ADVISERS LLC

Absolute Investment Advisers LLC is a limited liability company organized under the laws of the State of Massachussetts. The principal executive offices of Absolute are located at 4 North Street, Suite 2, Hingham, Massachussetts, 02043. Absolute is an investment adviser registered with the Securities and Exchange Commission.

Set forth below is information about each manager and officer of Absolute, each of whom may be contacted at Absolute's principal business address, 4 North Street, Suite 2, Hingham, Massachussetts, 02043.

<u>Name</u>	<u>Position with Adviser</u>
James P. Compson	Principal
Brian D. Hlidek	Principal
Christopher A. Ward	Principal
Whitfield C. Wannamaker	Director, Institutional Marketing
David L. Faherty	General Counsel and Chief Compliance Officer

No officer or director of the Trust is an officer, employee, director, partner or shareholder of Absolute, nor do they have any material interest in Absolute or its affiliates.

OTHER MATTERS

No other matters are expected to be presented at the Special Meeting other than the Proposal. If any other matter properly comes before the Special Meeting, the shares represented by proxies will be voted with respect thereto in the discretion of the person or persons voting the proxies.

It is anticipated that, following the Special Meeting, the Funds will not hold any meetings of shareholders except as required by Federal law or Delaware state law. Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send proposals to the Secretary of the Trust, Zachary Tackett, c/o Apex Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101, so as to be received a reasonable time before the proxy solicitation for the Special Meeting is made. Shareholder proposals that are submitted in a timely manner will not necessarily be included in the Funds's proxy materials. Inclusion of such proposals is subject to limitations under the Federal securities laws and Delaware law.

As of the Record Date, the Trustees and officers of the Trust, as a group, owned beneficially less than 1% of the outstanding shares of the Funds. The following table reflects the ownership of Fund shares by the Trustees and officers of the Trust, as of the Record Date:

Name	Ownership in the Funds as of June 30, 2020
Independent Trustees	
David Tucker	None
Mark D. Moyer	None
Jennifer Brown-Stabley	None
Interested Trustees	
Jessica Chase	None

Executive Officers	
Karen Shaw	None
Zachary Tackett	None
Dennis Mason	None

As of the Record Date, the following shareholders beneficially or of record owned more than 5% of the outstanding shares of a class of the Funds:

Name and Address of Beneficial Owner*	Number of Shares	Percentage of Class Owned
Absolute Strategies Fund		
Charles Schwab & Co., Inc. FBO Customers 101 Montgomery St. San Francisco, CA 94104	4,790,380.272	48.2%
National Financial Services FBO Customers One World Financial Center 200 Liberty Street New York, NY 10281	1,924,367.415	19.36%
TD Ameritrade Inc FBO Customers PO Box 2226 Omaha, NE 68103-2226	1,068,143.701	10.75%
LPL Financial FBO Customers 4707 Executive Drive San Diego, CA 92121	503,139.494	5.06%
Absolute Capital Opportunities Fund		
Pershinig LLC 1 Pershing Plaza Jersey City, NJ 07399	2,123,238.128	38.95%
Absolute Strategies Fund Three Canal Plaza, Suite 600 Portland, ME 04101	1,203,539.083	22.08%
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	1,045,374.015	19.18%
National Financial Services FBO Customers 499 Washington Blvd. Jersey City, NJ 07310-2010	560,521.179	10.28%
Absolute Convertible Arbitrage Fund		
National Financial Services FBO Customers One World Financial Center 200 Liberty Street New York, NY 10281	3,697,110.909	22.98%

Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	3,367,430.503	20.93%
Absolute Strategies Fund Three Canal Plaza, Suite 600 Portland, ME 04101	1,902,956.311	11.83%
First State Trust Company FBO Customers 1 Righter Pkwy, Suite 120 Wilmington, DE 19803	969,377.663	6.03%
TD Ameritrade Inc FBO Customers PO Box 2226 Omaha, NE 68103-2226	888,727.508	5.52%

* Each entity set forth in this column is the shareholder of record and may be deemed to be the beneficial owner of certain of the shares listed for certain purposes under the securities laws, although certain of the entities generally do not have an economic interest in these shares and would ordinarily disclaim any beneficial ownership.

ADDITIONAL INFORMATION

Other Fund Service Providers

Atlantic Fund Administration, LLC, a wholly owned subsidiary of Apex US Holdings LLC (d/b/a Apex Fund Services) ("Apex"), provides fund administration, fund accounting, and transfer agency services to the Funds and the Trust. Pursuant to a Services Agreement with the Trust, Apex also provides the Trust with a President, Chief Financial Officer and Chief Compliance Officer as well as with certain other compliance services. Foreside Fund Services, LLC ("Foreside"), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Trust's principal underwriter. Foreside is not affiliated with Apex or Absolute.

During the most recently completed fiscal year ended March 31, 2020, no commissions were paid to any affiliated broker.

Reports to Shareholders

The Funds will furnish to shareholders without charge, on request, copies of its annual and semi-annual reports to shareholders for the periods ended March 31, 2020 and September 30, 2020 (once available), respectively. To request a copy of such reports, please write to the Funds at Absolute Funds, P.O. Box 588, Portland, Maine 04112, or call the Funds toll-free at (888) 992-2765. The annual and semi-annual reports are also available, without charge, on the Funds' website at http://www.absoluteadvisers.com.

By Order of the Board of Trustees,



Zachary Tackett
Vice President & Secretary, Forum Funds

July 27, 2020

FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT

AGREEMENT made as of [September 25], 2020, by and between Forum Funds, a Delaware statutory trust, with its principal office and place of business at Three Canal Plaza, Suite 600, Portland, Maine 04101 (the "Trust"), and Absolute Investment Advisers LLC a Massachusetts limited liability company, with its principal office and place of business at 4 North Street, Suite 2, Hingham, MA 02043 (the "Adviser").

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, management investment company and may issue its shares of beneficial interest, no par value (the "Shares"), in separate series; and

WHEREAS, the Trust desires that the Adviser perform investment advisory services for each series of the Trust listed in Appendix A hereto, as may be amended from time to time, (each a "Fund" and, together, the "Funds"), and the Adviser is willing to provide those services on the terms and conditions set forth in this Agreement;

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, the Trust and the Adviser hereby agree as follows:

SECTION 1. APPOINTMENT; DELIVERY OF DOCUMENTS

(a)   The Trust hereby employs the Adviser, subject to the supervision of the Board of Trustees of the Trust ("Board"), to manage the investment and reinvestment of the assets in the Funds and to provide other services as specified herein. The Adviser accepts this employment and agrees to render its services for the compensation set forth herein.

(b)   In connection therewith, the Trust has delivered to the Adviser copies of: (i) the Trust's Trust Instrument and Bylaws (collectively, as amended from time to time, "Organic Documents"); (ii) the Trust's Registration Statement and all amendments thereto with respect to the Funds filed with the U.S. Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the 1940 Act (the "Registration Statement"); (iii) the Trust's current Prospectuses and Statements of Additional Information of the Funds (collectively, as currently in effect and as amended or supplemented, the "Prospectus"); (iv) each plan of distribution or similar documents adopted by the Trust on behalf of the Funds under Rule 12b-1 of the 1940 Act and each current shareholder service plan or similar document adopted by the Trust on behalf of the Funds; and (v) all written policies and procedures adopted by the Trust with respect to the Funds that are relevant to the services provided by the Adviser (e.g., repurchase agreement procedures, Rule 17a-7 Procedures and Rule 17e-1 Procedures), and shall promptly furnish the Adviser with all amendments of or supplements to the foregoing (collectively the "Procedures"). The Trust shall deliver to the Adviser: (vi) a certified copy of the resolution of the Board, including a majority of the Trustees who are not interested persons (as defined in the 1940 Act), appointing the Adviser and any subadviser and approving this Agreement and any subadvisory agreement; (vii) a certified copy of the resolution of the Fund's shareholder(s), if applicable, appointing the Adviser and each subadviser; (viii) a copy of all proxy statements and related materials relating to the Funds; and (ix) a certified copy of the resolution of the Trust electing officers of the Trust; and (x) any other documents, materials or information that the Adviser shall reasonably request to enable it to perform its duties pursuant to this Agreement.

(c)   The Adviser has delivered to the Trust (i) a copy of its code of ethics complying with the requirements of Rule 17j-1 under the 1940 Act (the "Code"); (ii) a copy of its compliance manual adopted under Rule 206(4)-7 under the Investment Advisers Act of 1940 ("Adviser's Act"); and (iii) a copy of its Form ADV Part 1 and, if applicable, Form ADV Part 2A, as filed with the SEC. The Adviser shall promptly furnish the Trust with all amendments of or supplements to the foregoing. The Adviser shall also deliver to the Trust any other documents, materials, or information that the Trust shall reasonably request.

SECTION 2. DUTIES OF THE TRUST

In order for the Adviser to perform the services required by this Agreement, the Trust: (i) shall cause all service providers to the Trust to furnish information to the Adviser and to assist the Adviser as may be required; and (ii) shall ensure that the Adviser has reasonable access to all records and documents maintained by the Trust or any service provider to the Trust.

SECTION 3. DUTIES OF THE ADVISER

Subject to the delegation of any of the following duties to one or more persons as permitted by Section 9 of this Agreement, the Adviser, at its own expense, shall render the following services to the Trust:

(a)   The Adviser will make decisions with respect to all purchases and sales of securities and other investment assets and related liabilities on behalf of the Funds consistent with the Funds' investment objectives, policies and restrictions. To carry out such decisions, the Adviser is hereby authorized, as agent and attorney-in-fact for the Trust, for the account of, at the risk of and in the name of the Trust, to place orders and issue instructions with respect to those transactions of the Funds. In all purchases, sales and other transactions in securities and other investments for the Funds, the Adviser is authorized to exercise full discretion and act for the Trust in the same manner and with the same force and effect as the Trust might or could do with respect to such purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions, including voting of proxies with respect to securities owned by the Funds, subject to such proxy voting policies as approved by the Board. The Adviser shall keep confidential the Fund's holdings in accordance with the Fund's policy concerning the disclosure of such holdings.

Consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and applicable regulations and interpretations, the Adviser may allocate brokerage on behalf of the Funds to a broker-dealer who provide research services. Subject to compliance with Section 28(e), the Adviser may cause Funds to pay to broker-dealer who provides research services a commission that exceeds the commission the Funds might have paid to a different broker-dealer for the same transaction if the Adviser determines, in good faith, that such amount of commission is reasonable in relationship to the value of such brokerage or research services provided viewed in terms of that particular transaction or the Adviser's overall responsibilities to the Funds or its other advisory clients. The Adviser may aggregate sales and purchase orders of the assets of the Funds with similar orders being made simultaneously for other accounts advised by the Adviser or its affiliates. Whenever the Adviser simultaneously places orders to purchase or sell the same asset on behalf of a Funds and one or more other accounts advised by the Adviser, the orders will be allocated as to price and amount among all such accounts in a manner believed to be equitable over time to each account.

(b)   The Adviser will report to the Board at each meeting thereof as requested by the Board all material changes in the Funds since the prior report, and will also keep the Board informed of important developments affecting the Trust, the Funds and the Adviser, and on its own initiative, or as requested by the Board, will furnish the Board from time to time with such information as the Adviser may believe appropriate for this purpose, whether concerning the individual companies whose securities are included in the Fund's holdings, the industries in which they engage, the economic, social or political conditions prevailing in each country in which the Funds maintain investments, or otherwise. The Adviser will also furnish the Board with such statistical and analytical information with respect to investments of the Funds as the Adviser may believe appropriate or as the Board reasonably may request. In making purchases and sales of securities and other investment assets for the Funds, the Adviser shall comply with the directions and policies set from time to time by the Board as well as the limitations imposed by the Trust's or the Fund's policies and procedures, the Registration Statement, the 1940 Act, the Securities Act, the 1934 Act, the Internal Revenue Code of 1986, as amended, and other applicable laws.

(c)   The Adviser will from time to time employ or associate with such persons as the Adviser believes to be particularly fitted to assist in the execution of the Adviser's duties hereunder, the cost of performance of such duties to be borne and paid by the Adviser. No obligation may be incurred on the Trust's behalf in any such respect.

(d)   The Adviser will report to the Board all matters related to the Adviser that are material to Adviser's performance of this Agreement. The Adviser will notify the Trust as soon as reasonably practicable, and where possible, in advance of any change of control of the Adviser and any changes in the key personnel who are either the portfolio manager(s) of a Fund or senior management of the Adviser.

(e)   The Adviser will maintain policies and procedures relating to the services it provides to the Trust that are reasonably designed to prevent, detect and correct violations of the federal securities laws as they relate to the Trust, and shall employ personnel to administer the policies and procedures who have the requisite level of skill and competence required to effectively discharge its responsibilities. The Adviser also shall provide, upon reasonable request, the Trust's chief compliance officer with periodic reports regarding its compliance with the federal securities laws, and shall promptly provide special reports in the event of any material violation of the federal securities laws. Upon the written request of the Trust, the Adviser shall permit the Trust or its representatives to examine the reports required to be made to the Adviser under the Code.

(f)   The Adviser will maintain records relating to its portfolio transactions and placing and allocation of brokerage orders as are required to be maintained by the Trust under the 1940 Act. The Adviser shall prepare and maintain, or cause to be prepared and maintained, in such form, for such periods and in such locations as may be required by applicable law, all documents and records relating to the services provided by the Adviser pursuant to this Agreement required to be prepared and maintained by the Adviser or the Trust pursuant to applicable law. To the extent required by law, the books and records pertaining to the Trust which are in possession of the Adviser shall be the property of the Trust. The Trust, or its representatives, shall have access to such books and records at all times during the Adviser's normal business hours. Upon the reasonable request of the Trust, copies of any such books and records shall be provided promptly by the Adviser to the Trust or its representatives.

(g)   The Adviser will cooperate with the Fund's independent public accountants and shall take reasonable action to make all necessary information available to those accountants for the performance of the accountants' duties.

(h)   The Adviser will provide the Funds and the Funds' custodian and fund accountant on each business day with such information relating to all transactions concerning the Fund's assets as the Funds or the Fund's custodian and fund accountant may reasonably require, including but not limited to information required to be provided under the Trust's Portfolio Securities Valuation Procedures, provided, however, the Adviser shall not be deemed to be the pricing agent for the Funds.

(i)	In the performance of its duties under this Agreement the Adviser will (i) satisfy its fiduciary duties to the Trust, (ii) monitor the Funds' investments and (iii) comply with the provisions of the Trust's Declaration of Trust and Bylaws, as amended from time to time, and the applicable tax and regulatory requirements. The Adviser will make its officers and employees available to the Trust from time to time at reasonable times to review investment policies of the Funds and to consult with regarding the investment affairs of the Funds.

SECTION 4. COMPENSATION; EXPENSES

(a)	In consideration of the foregoing, the Trust shall pay the Adviser, with respect to the Funds, a fee at an annual rate as listed in Appendix A hereto. Such fees shall be accrued by the Trust daily and shall be payable monthly in arrears on the first business day of each calendar month for services performed hereunder during the prior calendar month. If fees begin to accrue in the middle of a month or if this Agreement terminates before the end of any month, all fees for the period from that date to the end of that month or from the beginning of that month to the date of termination, as the case may be, shall be prorated according to the proportion that the period bears to the full month in which the effectiveness or termination occurs. Upon the termination of this Agreement with respect to a Fund, the Trust shall pay to the Adviser such compensation as shall be payable prior to the effective date of termination.

(b)	The Adviser shall reimburse expenses of the Funds or waive its fees to the extent necessary to maintain a Fund's expense ratio at an agreed-upon amount for a period of time specified in a separate letter of agreement. The Adviser's reimbursement of a Fund's expenses shall be estimated and paid to the Trust monthly in arrears, at the same time as the Trust's payment to the Adviser for such month, if any, and the Adviser hereby authorizes the Trust, upon notice to the Adviser, to setoff any such payment against fees payable to the Adviser pursuant to this Section.

(c)	No fee shall be payable hereunder with respect to that portion of Fund assets which are invested in registered, open-end management investment companies for which the Adviser services as investment adviser or subadviser and for which the Adviser already receives an advisory fee.

(d)	The Trust shall be responsible for and assumes the obligation for payment of all of its expenses not specifically waived, assumed or agreed to be paid by the Adviser, including but not limited to: (i) the fee payable under this Agreement; (ii) the fees payable to each administrator under an agreement between the administrator and the Trust; (iii) expenses of issue, repurchase and redemption of Shares; (iv) interest charges, taxes and brokerage fees and commissions, and dividends on short sales; (v) premiums of insurance for the Trust, its trustees and officers, and fidelity bond premiums; (vi) fees and expenses of third parties, including the Trust's independent public accountant, custodian, transfer agent, dividend disbursing agent and fund accountant; (vii) fees of pricing, interest, dividend, credit and other reporting services; (viii) costs of membership in trade associations; (ix) telecommunications expenses; (x) funds' transmission expenses; (xi) auditing, legal and compliance expenses; (xii) costs of forming the Trust and maintaining its existence; (xiii) costs of preparing, filing and printing the Trust's Prospectuses, subscription application forms and shareholder reports and other communications and delivering them to existing shareholders, whether of record or beneficial; (xiv) expenses of meetings of shareholders and proxy solicitations therefor; (xv) costs of maintaining books of original entry for portfolio and fund accounting and other required books and accounts, of calculating the net asset value of Shares and of preparing tax returns; (xvi) costs of reproduction, stationery, supplies and postage; (xvii) fees and expenses of the Trust's trustees and officers; (xviii) the costs of personnel (who may be employees of the Adviser, an administrator or their respective affiliated persons) performing services for the Trust; (xix) costs of Board, Board committee and other corporate meetings; (xx) SEC registration fees and related expenses; (xxi) state, territory or foreign securities laws registration fees and related expenses; and (xxii) all fees and expenses paid by the Trust in accordance with any distribution or service plan or agreement related to similar matters, unless the Adviser agrees otherwise to pay for such expense.

SECTION 5. STANDARD OF CARE

(a)   The Trust shall expect of the Adviser, and the Adviser will give the Trust the benefit of, the Adviser's best judgment and efforts in rendering its services to the Funds. The Adviser shall not be liable hereunder for any mistake of judgment or mistake of law for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Funds or any of the Fund's shareholders in the absence of bad faith, willful misfeasance or gross negligence in the performance of the Adviser's duties or obligations and under this Agreement or by reason of the Adviser's reckless disregard of its duties and obligations under this Agreement.

(b)   Adviser shall not be liable for the errors of other service providers to the Trust, including the errors of pricing, services, administrator, fund accountant, custodian or transfer agent to the Trust, unless such errors arise from the Adviser's providing false or misleading information to other service providers. The Adviser shall not be liable to the Trust for any action taken or failure to act in good faith reliance upon: (i) information, instructions or requests, whether oral or written, with respect to the Funds made to the Adviser by a duly authorized officer of the Trust; (ii) the advice of counsel to the Trust; and (iii) any written instruction or certified copy of any resolution of the Board or any agent of the Board.

(c)   The Adviser agrees to indemnify and hold harmless the Trust, Funds and their respective employees, agents, trustees and officers against and from any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, fees and expenses (including reasonable attorneys' fees and expenses) of every nature and character arising out of or in any way related to (i) any breach of the Adviser's obligations under this Agreement, (ii) any acts or failures to act of Adviser for which the Adviser would be liable under Section 5(a), (iii) any breach of a representation or warranty of the Adviser set forth in this Agreement and (iv) claims or demands by any employee, agent, trustee, member or manager of the Adviser in their capacity as such. The Trust is hereby authorized to deduct any amounts payable in respect of the Adviser's indemnification obligations hereunder from any fees payable to the Adviser pursuant to Section 4(a).

(d)   The Adviser shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, without limitation, acts of civil or military authority, national emergencies, labor difficulties (other than those related to the Adviser's employees), fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

SECTION 6. EFFECTIVENESS, DURATION AND TERMINATION

(a)   For each Fund, this Agreement shall become effective with respect to it on the date adjacent to it on Schedule A after approval (i) by a vote of a majority of the Board, including a majority of those trustees of the Trust who are not parties to this Agreement or interested persons of such party, and (ii) if required by the 1940 Act, by vote of a majority of the Fund's outstanding voting securities.

(b)   This Agreement shall remain in effect with respect to a Fund for a period of two years from the date of its initial effectiveness with respect to that Fund and shall continue in effect for successive annual periods with respect to that Fund; provided that such continuance is specifically approved at least annually: (i) by the Board or by the vote of a majority of the outstanding voting securities of the Fund, and, in either case; (ii) by a majority of the Trust's Trustees who are not interested persons (as defined in the 1940 Act); provided further, however, that if the continuation of this Agreement is not approved as to a Fund, the Adviser may continue to render to that Fund the services described herein in the manner and to the extent permitted by the 1940 Act and the rules and regulations thereunder.

(c)   This Agreement may be terminated with respect to a Fund at any time, without the payment of any penalty: (i) by the Board or by a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to the Adviser; or (ii) by the Adviser on 60 days' written notice to the Trust. This Agreement shall terminate immediately upon its assignment. Termination of this Agreement with respect to a given Fund shall not affect the continued validity of this Agreement or the performance thereunder with respect to any other Fund.

SECTION 7. ACTIVITIES OF THE ADVISER

Except to the extent necessary to perform its obligations hereunder, nothing herein shall be deemed to limit or restrict the Adviser's right, or the right of any of the Adviser's directors, officers or employees to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other person.

SECTION 8. REPRESENTATIONS OF ADVISER.

The Adviser represents and warrants that: (i) it is either registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act") (and will continue to be so registered for so long as this Agreement remains in effect); (ii) is not prohibited by the 1940 Act or the Advisers Act from performing the services contemplated by this Agreement; (iii) has met, and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any self-regulatory agency, necessary to be met in order to perform the services contemplated by this Agreement; and (iv) will promptly notify the Trust of the occurrence of any event that would disqualify the Adviser from serving as an investment adviser of an investment company, including pursuant to Section 9(a) of the 1940 Act or otherwise; (v) will promptly notify the Trust if the Adviser is the subject of an administrative proceeding or enforcement action by the SEC or other regulatory authority; (vi) will promptly notify the Trust of any material fact known to the Adviser respecting or relating to the Adviser that would make any written information provided to the Trust materially inaccurate or incomplete or if any such written information becomes untrue in any material respect; (vii) will promptly notify the Trust if the Adviser suffers a material adverse change in its business that may impair its ability to perform its relevant duties for a Fund. For the purposes of this paragraph, a "material adverse change" shall include, but is not limited to, a material loss of assets or accounts under management or the departure (or threatened departure) of senior investment professionals to the extent such professionals are not replaced promptly with professionals of comparable experience and quality.

SECTION 9. SUBADVISERS

(a)   At its own expense, the Adviser may carry out any of its obligations under this Agreement by employing, subject to the approval, direction and control of the Board, one or more persons who are registered as investment advisers pursuant to the Advisers Act ("Subadvisers"). The Adviser may (i) evaluate, select and recommend Subadvisers to manage all or a portion of each Fund's assets, (ii) allocate and, when appropriate, reallocate each Fund's assets among multiple Subadvisers; (iii) terminate any Subadviser, (iv) monitor and evaluate each Subadviser's performance; and (v) implement procedures reasonable designed to seek to ensure that Subadvisers comply with each applicable Fund's investment objective, policies, and restrictions. Despite the Advisor's ability to employ Subadvisers to perform the duties set forth in Section 3 of this Agreement, the Adviser shall retain overall supervisory responsibility for the general management and investment of the Fund's assets.

(b)   Subject to the review and approval of the Board, the Adviser may (i) enter into and amend Sub-Advisory Agreements with new or current Subadvisers; and (ii) replace any Subadviser.

(c)   Each Subadviser's employment will be evidenced by a separate written agreement approved by the Board to the extent required by law or regulation by the shareholders of each applicable Fund.

SECTION 10. LIMITATION OF SHAREHOLDER AND TRUSTEE LIABILITY

The Trustees of the Trust and the shareholders of the Funds shall not be personally liable for any obligations of the Trust or of any Fund under this Agreement, and the Adviser agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the Trust or Funds to which the Adviser's rights or claims relate in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of any Fund.

SECTION 11. RIGHTS TO NAME

If the Adviser ceases to act as investment adviser to the Trust or any Fund whose name includes the term "Absolute" (the "Mark") or if the Adviser requests in writing, the Trust shall take prompt action to change the name of the Trust or any such Fund to a name that does not include the Mark. The Adviser may from time to time make available without charge to the Trust for the Trust's use any marks or symbols owned by the Adviser, including marks or symbols containing the Mark or any variation thereof, as the Adviser deems appropriate. Upon the Adviser's request in writing, the Trust shall cease to use any such mark or symbol at any time. The Trust acknowledges that any rights in or to the Mark and any such marks or symbols which may exist on the date of this Agreement or arise hereafter are, and under any and all circumstances shall continue to be, the sole property of the Adviser. The Adviser may permit other parties, including other investment companies, to use the Mark in their names without the consent of the Trust. The Trust shall not use the Mark in conducting any business other than that of an investment company registered under the 1940 Act without the permission of the Adviser.

SECTION 12. MISCELLANEOUS

(a)   No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties hereto and, if required by the 1940 Act, by a vote of a majority of the outstanding voting securities of any Fund thereby affected.

(b)   No amendment to this Agreement or the termination of this Agreement with respect to a Fund shall affect this Agreement as it pertains to any other Fund, nor shall any such amendment require the vote of the shareholders of any other Fund.

(c)   Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement.

(d)   This Agreement shall be governed by, and the provisions of this Agreement shall be construed and interpreted under and in accordance with, the laws of the State of Delaware.

(e)   This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement between those parties with respect to the subject matter hereof, whether oral or written.

(f)   This Agreement may be executed by the parties hereto on any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

(g)   If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(h)   Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(i)   Notices, requests, instructions and communications received by the parties at their respective principal places of business, as indicated above, or at such other address as a party may have designated in writing, shall be deemed to have been properly given.

(j)   Notwithstanding any other provision of this Agreement, the parties agree that the assets and liabilities of each Fund of the Trust are separate and distinct from the assets and liabilities of each other Fund and that no Fund shall be liable or shall be charged for any debt, obligation or liability of any other Fund, whether arising under this Agreement or otherwise.

(k)   No affiliated person, employee, agent, director, officer or manager of the Adviser shall be liable at law or in equity for the Adviser's obligations under this Agreement.

(l)   The terms "vote of a majority of the outstanding voting securities", "interested person", "affiliated person," "control" and "assignment" shall have the meanings ascribed thereto in the 1940 Act. Where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is altered by a rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

(m)   Each of the undersigned warrants and represents that they have full power and authority to sign this Agreement on behalf of the party indicated and that their signature will bind the party indicated to the terms hereof and each party hereto warrants and represents that this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of the party, enforceable against the party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

(n)   The Adviser shall not use the name of the Trust or any Fund on any checks, bank drafts, bank statements or forms for other than internal use in a manner not approved by the Trust prior there to in writing; provided however, that the approval of the Trust shall not be required for the use of the Trust's or Fund's name which merely refers in accurate and factual terms to the Trust or Fund in connection with Adviser's role hereunder or which is required by any appropriate regulatory, governmental or judicial authority; and further provided that in no event shall such approval be unreasonably withheld or delayed.

(o)   The provisions of Sections 5, 6, 10 and 12 shall survive any termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

FORUM FUNDS

_____
Name: Jessica A. Chase
Title: President

ABSOLUTE INVESTMENT ADVISERS LLC

_____
By: James P. Compson
Title: Principal

FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT

Appendix A

Effective [September 25], 2020

Funds of the Trust	Fee as a % of the Annual Average Daily Net Assets of the Fund
Absolute Capital Opportunities Fund	1.40%
Absolute Convertible Arbitrage Fund	1.20%
Absolute Strategies Fund	1.60%

ABSOLUTE
INVESTMENT ADVISERS

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 25, 2020
THREE CANAL PLAZA, SUITE 600, PORTLAND, MAINE 04101

FUND NAME

The undersigned hereby appoints Kevin MacDowell, Karen Shaw, and Zachary Tackett or any of them, as proxies, each with the power to appoint his substitute, and hereby authorizes each of them to attend the Special Meeting of Shareholders of the above mentioned Fund (the "Fund"), to be held on September 25, 2020 at 10:00 a.m., Eastern time, at the offices of the Fund's administrator, Atlantic Fund Administration, LLC (d/b/a Apex Fund Services) ("Apex"), Three Canal Plaza, Suite 600, Portland, Maine 04101, and at any adjournment thereof (the "Meeting"), to cast on behalf of the undersigned as directed on the reverse side all of the votes that the undersigned is entitled to cast at the Meeting and to otherwise represent the undersigned at the Meeting with all powers possessed by the undersigned if personally present at the Meeting. The undersigned hereby acknowledges receipt of the Notice of the Meeting and the accompanying Prospectus/Proxy Statement, the terms of which are incorporated by reference herein, and revokes any Proxy previously given with respect to the Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TRUST. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER OF THE FUND(S), AS APPLICABLE. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL(S), AS APPLICABLE.

CONTROL #:

SHARES:

Note: Please date and sign exactly as the name appears on this proxy card. When shares are held by joint owners/tenants, at least one holder should sign. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person.

_____
Signature(s) (Title(s), if applicable)

_____

_____
Date

PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE

CONTINUED ON THE REVERSE SIDE

EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
VOTE THIS PROXY CARD TODAY!

THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY:

1. **By Phone:** Call Okapi Partners toll-free at: **888-785-6709** to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 10:00 PM (EST).

OR

2. **By Internet:** Refer to your proxy card for the control number and go to: **WWW.OKAPIVOTE.COM/ABSOLUTE2020** and follow the simple on-screen instructions.

OR

3. **By Mail:** Sign, Date, and Return this proxy card using the enclosed postage-paid envelope.

If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on September 25, 2020.

<table>
<tr><td></td><td>FOR</td><td>AGAINST</td><td>ABSTAIN</td></tr>
</table>

Proposal

1. To approve a new Investment Advisory Agreement for the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, and Absolute Strategies Fund between the Trust and Absolute Investment Advisers LLC ("Absolute"). ☐ ☐ ☐

To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

You may have received more than one proxy card due to multiple investments in the Fund.

PLEASE REMEMBER TO VOTE ALL OF YOUR PROXY CARDS!

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE UPPER PORTION IN THE ENCLOSED ENVELOPE.
CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders of Absolute Strategies Fund, Absolute Capital Opportunities Fund and Absolute Convertible Arbitrage Fund to Be Held on September 25, 2020

The Notice of Meeting and Proxy Statement are available at: WWW.OKAPIVOTE.COM/ABSOLUTE

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" PROPOSAL 1